Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, January 24th, 2025.

To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to inform that our subsidiary Banco GGAL S.A. were notified of Resolution N° 21/25 issued by the Argentine Central Bank. This resolution grants authorization for Mr. Bruno Folino to assume the role of General Manager of the entity, effective immediately.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com